September 12, 2005

Mail Stop 7010

By U.S. mail and facsimile to (716) 664-2949

Mr. Edward F. Ruttenberg
Chief Executive Officer
American Locker Group Incorporated
608 Allen Street
Jamestown, NY  14701

	RE:  	American Locker Group Incorporated
		Form 8-K Item 4.01
		Filed August 31, 2005
		File # 000-00439

Dear Mr. Ruttenberg:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. Provide us with any letter or written communication to and from the former accountants regarding the material weaknesses in internal control over financial reporting, to management or the Audit Committee.

2. Please provide us with a schedule of your fiscal year end
2004
fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit.
Clearly
explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income(loss). Also, tell us why none of the adjustments relate to prior period. Explain in detail why you believe the timing of each adjustment is appropriate. Provide a similar schedule for the March 2005 and June 2005 quarters.
3. We note in your Item 4. Controls and Procedures disclosures on page 19 of your Form 10-Q for the quarterly period ended June 30,
2005 that there were no changes in your internal control over financial reporting during the second quarter of 2005. We also note the following disclosure: "Although the Company`s remediation efforts are currently on-going, control weaknesses will not be considered remediated until new internal controls over financial reporting are implemented and operational for a period of time and are tested, and management concludes that these controls are operating effectively." Tell us as to the nature of remediation efforts implemented to date and what additional steps need to be taken. Tell us of the time frame expected for additional remediation steps and when the controls and procedures are expected to become "effective". Please explain to us why you have not been able to correct any of your control deficiencies by June 30, 2005.
Also, tell us why there has not been any disclosure of changes in your control over financial reporting.

*  *  *  *  *
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the
Commission from taking any action with respect to the filing;
and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter.
Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3739.

								Sincerely,



								Ryan Rohn
								Staff Accountant
??

??

??

??

Mr. Edward F. Ruttenberg
American Locker Group Incorporated
September 12, 2005
Page 1 of 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE